Exhibit 99.1

Sandstorm Gold Announces Agreement to Acquire Premier Royalty

VANCOUVER, Aug. 14, 2013 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm" or the "Company") (NYSE MKT:SAND, TSX:SSL) and Premier Royalty Inc. ("Premier Royalty") (TSX:NSR) are pleased to announce that they have entered into an arrangement agreement (the "Arrangement Agreement") pursuant to which Sandstorm will acquire 100% of the outstanding common shares in the capital of Premier Royalty (the "Premier Royalty Shares"), other than the common shares of Premier Royalty currently owned by Sandstorm, by way of a plan of arrangement under section 182 of the Business Corporations Act (Ontario) (the "Arrangement").

Summary of the Arrangement

Premier Royalty shareholders will receive common shares of Sandstorm (the "Sandstorm Shares") on the basis of 0.145 of a Sandstorm Share for each Premier Royalty Share held. The Arrangement values the Premier Royalty Shares at approximately C$0.89 per Premier Royalty Share, which represents a premium of 16% to the 20-day volume weighted average trading price of the Premier Royalty Shares on the Toronto Stock Exchange (the "TSX") of approximately C$0.77.  Based on Sandstorm's closing share price on August 13, 2013, the total value of this transaction would be approximately C$28.3 million.

In accordance with the terms of the outstanding warrants to acquire Premier Royalty Shares (each, a "Premier Royalty Warrant"), each holder of a Premier Royalty Warrant outstanding immediately prior to the effective time of the Arrangement will receive on subsequent exercise of such holder's Premier Royalty Warrant, in accordance with its terms, for the same aggregate consideration payable for such warrant, 0.145 of a Sandstorm Share.

In addition, in accordance with the terms of the outstanding options to acquire Premier Royalty Shares (each, a "Premier Royalty Option"), each holder of a Premier Royalty Option outstanding immediately prior to the effective time of the Arrangement will receive on subsequent exercise of such holder's Premier Royalty Option, in accordance with its terms, for the same aggregate consideration payable for such option, 0.145 of a Sandstorm Share.

The Arrangement is subject to the approval of at least two-thirds of the votes cast by Premier Royalty shareholders at a special meeting of Premier Royalty shareholders, which is expected to be held in September 2013.  The Arrangement is a related party transaction for purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101").  Prior to executing the Arrangement Agreement, the Board of Directors of Premier Royalty obtained a formal valuation from Paradigm Capital Inc. as required by MI 61-101.  The valuation was prepared under the supervision of a special committee of the Board of Directors of Premier Royalty consisting of independent directors. The valuation will be included in the management information circular being mailed to shareholders of Premier Royalty.  The approval of the disinterested shareholders of Premier Royalty will be required in order for the Arrangement to proceed, however, all shareholders of Premier Royalty will be treated on the same basis and no additional consideration or benefit is available to any shareholder of Premier Royalty.

Completion of the Arrangement is also subject to the approval of the Ontario Superior Court of Justice, the TSX, the receipt of all other necessary regulatory and third party approvals, and other customary conditions. In the event that the Arrangement is not completed under certain circumstances, Premier Royalty has agreed to pay Sandstorm a termination fee equal to C$2 million. In addition, the Arrangement Agreement includes standard non-solicitation and superior proposal provisions and Premier Royalty has provided Sandstorm with certain other customary rights, including a right to match competing offers. Full details of the transaction will be included in the management information circular of Premier Royalty to be mailed to Premier Royalty shareholders in due course.

A copy of the Arrangement Agreement will be filed under each of Sandstorm's and Premier Royalty's profiles on SEDAR at www.sedar.com.

Voting Support and Board Approval

Prior to entering into the Arrangement Agreement, Sandstorm and Premier Royalty entered into support and voting agreements with certain shareholders of Premier Royalty (together, the "Locked-Up Shareholders"), collectively holding approximately 17.4% of the issued and outstanding shares of Premier Royalty, whereby the Locked-Up Shareholders have agreed to vote their Premier Royalty Shares in favour of the Arrangement at the special meeting of Premier Royalty shareholders.  As at the date hereof, Sandstorm owns an aggregate of 46,678,221 Premier Royalty Shares, representing approximately 59.5% of the outstanding Premier Royalty Shares (51.6% on a fully-diluted basis).  In addition, Sandstorm currently owns Premier Royalty Warrants to acquire an additional 6,965,676 Premier Royalty Shares.

The Board of Directors of Premier Royalty, other than those who have declared an interest in the Arrangement and abstained from voting, have unanimously approved the transaction and will unanimously recommend that Premier Royalty shareholders vote in favour of the Arrangement.  Each director and senior officer of Premier Royalty has indicated that they intend to vote in favour of the Arrangement.

The Sandstorm Board of Directors has unanimously approved the transaction and Sandstorm does not require, and the transaction is not subject to, approval by the shareholders of Sandstorm. The issuance of the Sandstorm Shares, including those issuable on exercise of the Premier Royalty Warrants and the Premier Royalty Options on a post-closing basis, is subject to approval by the TSX.

Sandstorm's legal counsel is Cassels Brock & Blackwell LLP, Premier Royalty's legal counsel is Bennett Jones LLP and the special committee of the Board of Directors of Premier Royalty was advised by Blake, Cassels & Graydon LLP.

None of the securities to be issued pursuant to the Arrangement Agreement have been or will be registered under the United State Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued pursuant to the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws.  This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing for gold mining companies that are looking for capital and in return receives a gold streaming agreement. This agreement gives Sandstorm the right to purchase a percentage of the life of mine gold produced, at a fixed price. Sandstorm is a non-operating gold mining company with a portfolio of ten gold streams, six of which are producing gold, and three NSR royalties. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase or royalty agreements with Brigus Gold Corp., Canadian Zinc Corp., Colossus Minerals Inc., Columbus Gold Corp., Donner Metals Ltd., Entrée Gold Inc., Luna Gold Corp., Magellan Minerals Ltd., Metanor Resources Inc., Mutiny Gold Ltd., Santa Fe Gold Corp., SilverCrest Mines Inc., Rambler Metals and Mining plc and Solitario Exploration & Royalty Corp.

For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (referred to as forward-looking statements below), concerning the business, operations and financial performance and condition of Sandstorm.  Forward-looking statements include, but are not limited to, statements with respect to the completion of the Arrangement, including the receipt of court and shareholder approval; the integration of Premier Royalty's business with Sandstorm's business; the future price of gold; the estimation of mineral reserves and resources; realization of mineral reserve estimates; and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, the ability to complete the Arrangement; the receipt of necessary approvals; the inability to satisfy the conditions to the Arrangement; the inability to achieve the benefits of the Arrangement; gold price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase; regulatory restrictions; activities by governmental authorities (including changes in taxation); currency fluctuations; the global economic climate; dilution; share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in Sandstorm's annual report for the financial year ended December 31, 2012 available at www.sedar.com.  Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Sandstorm does not undertake to update any forward looking statements that are contained herein, except in accordance with applicable securities laws.

SOURCE: Sandstorm Gold Ltd.

%CIK: 0001434614

For further information:

Sandstorm Gold Ltd.
Nolan Watson, President & CEO
(604) 689-0234

Denver Harris, Investor Relations Contact
(604) 628-1178

CO: Sandstorm Gold Ltd.

CNW 08:30e 14-AUG-13